DATE: 7th July 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Additional Claims in the Fiskefjord Region, West Greenland

LONDON, United Kingdom, DATE July 7th. 2004 Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF.PK

Crew Gold Corp is pleased to announce it has been granted an expansion of its holdings in the Fiskefjord area, West Greenland from 16 sq km to 83 sq km, partly as an expansion of the original Seqi license (License No 2003/02) and partly as 4 independent sub areas (License no 2004/06).

Crew has two strategic reasons for expansion in the Fiskefjord region. One is to secure and acquire areas that hold clear olivine potential, thereby allowing the company to take advantage of any future increase in the demand for olivine. The second reason for having secured these particular areas is driven by the Platinum potential we see in the recognition that the olivine occurrences appear to form detached fragments of large layered complexes, which has a clear potential for platinum group mineralization (PGE).

The planned exploration campaign seeks to evaluate the Platinum potential as well as conducting an examination of the olivine and chromite quality of these complexes.

With the scheduled production start up of the Seqi olivine project in the last half of 2005, Nalunaq Gold Mine in production, and a substantial ongoing gold exploration program, Crew has demonstrated its ability and intent to further strengthen its focus and presence in Greenland.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewdev.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com